FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2003

Telesis North Communications Inc.

35 The Links Road, Ste.210, Toronto, Ontario M2P 1T7

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 1	Press Release dated January 13, 2003. .
Exhibit 2	Press Release dated January 13, 2003

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BELGIAN FOREIGN MINISTRY PURCHASES TELESIS  SOFTWARE FOR

WORLDWIDE EMBASSIES AND CONSULATES

TORONTO, ONTARIO, CANADA — January 13, 2003 — Telesis (TSX: TNC; OTCBB: TNCVF), a leading developer and marketer of data acceleration software, announced today that the Belgium Foreign Ministry has selected its software to enhance communications among its embassies and consulates worldwide. The sale was made through Infonet Belgium, which is a wholly owned affiliate of Infonet Services Corporation (ISC), a world leader in providing global communications services to multinational enterprises.

The Belgium Foreign Ministry is implementing a new network of approximately 60 sites linked by satellite worldwide. Communications between the sites can be slow and unreliable because of the sensitivities of satellite communications. Therefore, Infonet Belgium, in its role as integrator of the satellite solution components, has selected Telesis' Mobile Mail Accelerator(tm) to dramatically increase the speed and reliability of communication among such sites.  Infonet Belgium also selected Intersite Accelerator(tm) to provide larger remote sites with a solution that works worldwide, improves productivity, and reduces communications costs.  Intersite can facilitate previously impossible connections between servers for high-latency or low-speed networks such as satellite or dial-up.  Together these products improve performance and provide simple implementation for all locations.

F. Derek Woods, President & Chief Executive Officer of Telesis said, “We are extremely pleased to add such a marquee customer to our client base. High quality communications are obviously of paramount importance to the Belgium Government and we are pleased that Telesis was selected to assist it in this regard.”

About Infonet Belgium

Launched in 1989, Infonet Belgium is the Infonet representative in Belgium selling and supporting Infonet services to the largest international companies or organizations located in the country . The company specialises in consulting, integration, and provisioning. The services include: Internet, intranets, extranets, remote access, broadband/ATM, VSAT, voice, fax, messaging and collaboration services available in 180 countries. All of these services are used by multinationals to power electronic commerce and enterprise-wide global communications.

Contact:  info@infonet.be

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE(tm), allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the UK.  The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT TELESIS AT:

Tel.

+1.866.578.8935

E-mail:

investor@telesis.ca

Fax.

+1.503.210.7115

Web Site:

www.telesis.ca/s/Investors.asp

(c) 2002 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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TELESIS ANNNOUNCES PRIVATE PLACEMENT

TORONTO, ONTARIO, CANADA - January 13, 2003 - Telesis (TSX Venture: TNC; OTCBB: TNCVF), a developer and marketer of data acceleration software, today announced a private placement.  The placement will be for 625,000 Units at price of Cdn$0.12 for total proceeds of Cdn$75,000.

Each Unit will be comprised of one common share of Telesis and one warrant.  Each warrant will entitle the holder to purchase one additional Telesis common share at a price of Cdn$0.15 if exercised within 24 months from closing of the private placement.

Proceeds of the private placement will be used for general working capital.  The units in Telesis will be subject to a hold period of four months from the closing, in accordance with TSX policy.

Closing of the private placement is subject to TSX approval.

About Telesis

Founded in 1989, Telesis North Communications Inc. ("Telesis") (TSX Venture: TNC; OTCBB: TNCVF) develops and markets data acceleration software for wireless and landline networks. The Company's core product, OVERDRIVE(tm), allows ISPs and wireless carriers to accelerate the effective performance of their networks by up to 10 times, resulting in cost savings and greater customer satisfaction. For accessing email, the web, or any corporate application, Telesis "makes data move faster." Telesis is headquartered in Toronto, Canada with regional offices in the United States and the United Kingdom.  The Telesis web site can be found at www.telesis.ca.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Investor Relations

Tel.

+1.416.228.2372

E-mail:

investor@telesis.ca

Toll Free.

+1.866.578.8935 (North America only)

Fax.

+1.503.212.9311

Web Site:

www.telesis.ca/s/Investors.asp

(c) 2002 Telesis North Communications, Inc.  Microsoft and Microsoft Exchange are either registered trademarks or trademarks of Microsoft Corp. in the United States and/or other countries.  Other product and company names herein may be trademarks of their respective owners.

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Sections 21E of the Securities Exchange Act of 1934, and are subject to the safe harbor created by these sections. Such forward looking statements, particularly as related to the business plans of the Company, expectations of strategic relationships, business opportunities, acquisitions of capital equipment, availability of investment capital and future financing, and the Company's ability to gain market share, are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the Company's expectations and estimates.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesis North Communications Inc.

(Registrant)

By:/s/Elizabeth Forester

    VP Sales and Marketing

Date: January 13, 2003